Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS NET INCOME OF $12.6 MILLION, $0.07 PER SHARE,
AND $19.9 MILLION CASH FLOW FROM OPERATIONS FOR Q1 FISCAL 2020

VANCOUVER, British Columbia – August 8, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) reported its financial and operating results for the first quarter ended June 30, 2019 (“Q1 Fiscal 2020”). All amounts are expressed in US Dollars.

Q1 FISCAL YEAR 2020 HIGHLIGHTS

  Ore production up 9% compared to the prior year quarter;

  Silver produced and sold up 27% to approximately 1.9 million ounces, gold produced and sold up 43% to 1,000 ounces, lead produced and sold up 20% to 17.8 million pounds, and zinc produced and sold up 15% to 7.3 million pounds, compared to the prior year quarter;

  Revenue up 1% to $45.6 million compared to $45.1 million in the prior year quarter, primarily due to the increase in metals sold and offset by 6% decrease in silver, 25% decrease in lead, and 40% decrease in zinc realized selling prices;

  Net income attributable to equity shareholders of $12.6 million, or $0.07 per share, compared to $10.9 million or $0.06 per share in the prior year quarter;

  Cash production cost per tonne of ore processed1 of $68.85, compared to $69.05 in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.17, compared to negative $7.54 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $5.69, compared to $0.41 in the prior year quarter;

  Cash flow from operations of $19.9 million, compared to $21.1 million in the prior year quarter;

  Paid dividend of $2.1 million, or $0.0125 per share, to equity shareholders; and,

  Strong balance sheet with $121.0 million in cash and cash equivalents and short-term investments, an increase of $5.7 million or 5% compared to March 31, 2019.

FINANCIALS

Net income attributable to equity shareholders of the Company in Q1 Fiscal 2020 was $12.6 million, or $0.07 per share, compared to $10.9 million, or $0.06 per share in the three months ended June 30, 2018 (“Q1 Fiscal 2019”).

In Q1 Fiscal 2020, the Company’s financial results were mainly impacted by the following: i) an increase of 27%, 20%, and 15% in amount of silver, lead, and zinc metals sold, respectively; offset by ii) a decrease of 6%, 25% and 40% in the net realized selling price for silver, lead and zinc.

1 Non-IFRS measure. Please refer to section 10 of the corresponding MD&A for reconciliation.

Sales in Q1 Fiscal 2020 were $45.6 million, up 1% compared to $45.1 million in the prior year quarter. Silver, gold and base metal sales represented $23.6 million, $1.1 million, and $20.9 million, respectively, compared to silver, gold and base metals sales of $19.8 million, $0.7 million, and $24.6 million, respectively, in the prior year quarter. The increase of volume of metals sold resulted in an increase of approximately $8.9 million in revenue, while the decrease of net realized selling prices resulted in a decrease of approximately $8.4 million in revenue in the current quarter.

Cost of sales in Q1 Fiscal 2020 was $25.1 million compared to $20.3 million in Q1 Fiscal 2019. The cost of sales included $18.0 million cash production costs (Q1 Fiscal 2019 - $14.3 million), $1.3 million mineral resources tax (Q1 Fiscal 2019 - $1.2 million), and $5.9 million depreciation and amortization charges (Q1 Fiscal 2019 - $4.7 million). The increases in cash production costs and depreciation and amortization expensed were mainly due to more metals sold. The increase in mineral resources tax was associated with the increase in revenue.

Gross profit margin in Q1 Fiscal 2020 of 45%, compared to 55% in Q1 Fiscal 2019. Ying Mining District’s gross profit margin was 48% compared to 59% in the prior year quarter, while GC Mine’s gross profit margin was 31% compared to 39% in the prior year quarter. The decrease of gross margin was mainly due to the decrease in metal prices.

General and administrative expenses in Q1 Fiscal 2020 were $4.5 million, compared to $4.5 million in Q1 Fiscal 2019.

Income tax recovery in Q1 Fiscal 2020 was $0.5 million compared to an income tax expense of $6.5 million in Q1 Fiscal 2019. In Q1 Fiscal 2020, the Company recorded current income tax expenses of $1.8 million (Q1 Fiscal 2019 – $5.9 million), and a deferred income tax recovery of $2.2 million (Q1 Fiscal 2019 – expense of $0.5 million). The deferred income tax recovery was mainly related to the tax benefit recognized arising from the disposal of the XHP Project.

Cash flows provided by operating activities in Q1 Fiscal 2020 were $19.9 million, slightly lower than the $21.1 million in Q1 Fiscal 2019.

The Company ended the quarter with $121.0 million in cash and cash equivalents and short-term investments, an increase of $5.7 million or 5% compared to $115.3 million as at March 31, 2019.

Working capital as at June 30, 2019 was $110.8 million, an increase of $13.8 million or 14%, compared to $96.9 million working capital as at March 31, 2019.

OPERATIONS AND DEVELOPMENT

In Q1 Fiscal 2020, on a consolidated basis, the Company mined 257,392 tonnes of ore, an increase of 9% compared to 236,697 tonnes in Q1 Fiscal 2019. The increase in ore mined was mainly due to an increase of 13% or 19,854 tonnes of ore mined at the Ying Mining District. Correspondingly, ore milled also increased by 9% to 259,542 tonnes, compared to 237,740 tonnes in Q1 Fiscal 2019.

In Q1 Fiscal 2020, the Company sold 1.9 million ounces of silver, 1,000 ounces of gold, 17.8 million pounds of lead, and 7.3 million pounds of zinc, up 27%, 43%, 20%, and 15%, respectively, compared to 1.5 million ounces of silver, 700 ounces of gold, 14.9 million pounds of lead, and 6.3 million pounds of zinc in Q1 Fiscal 2019. As at June 30, 2019, the Company had inventories of 4,247 tonnes of silver-lead concentrate and 285 tonnes of zinc concentrate, compared to 3,248 tonnes of silver-lead concentrate and 368 tonnes of zinc concentrate as at March 31, 2019.

In Q1 Fiscal 2020, the consolidated total mining and cash mining costs were $77.40 and $55.45 per tonne, up 4% and 2% compared to $74.39 and $54.47 per tonne, respectively in Q1 Fiscal 2019. The increase in cash mining costs was mainly due to i) an overall 3% increase in the mining contractors’ rate when two-year term mining contracts renewed at the Ying Mining District in the current quarter, and ii) more ore mined using resuing mining method at the GC Mine. The consolidated total milling and cash milling costs in Q1 Fiscal 2020 were $12.49 and $10.63 per tonne, down by 12% and 9% compared to $14.16 and $11.73 per tonne, respectively, in Q1 Fiscal 2019.

Correspondingly, the consolidated cash production cost per tonne of ore processed in Q1 Fiscal 2020 was $68.85, a slight decrease compared to $69.05 in the prior year quarter, and below the Company’s Fiscal 2020 annual guidance of $$71.80.

In Q1 Fiscal 2020, the consolidated cash cost per ounce of silver, net of by-product credits, was negative $2.17, compared to negative $7.54, in the prior year quarter. The increase in cash cost per ounce of silver, net of by-product credits, was mainly due to a decrease of $5.42 per ounce of silver in by-product credits resulting from lower by-product metal prices and more volume of silver sold. The consolidated all-in sustaining cost per ounce of silver, net of by-product credits, was $5.69 compared to $0.41 in Q1 Fiscal 2019. The increase was mainly due to i) the increase of cash cost per ounce of silver, net of by-product credits as discussed above, and ii) a $3.0 million increase in sustaining capital expenditures.

In Q1 Fiscal 2020, on a consolidated basis, approximately 31,618 metres or $0.9 million worth of diamond drilling (Q1 Fiscal 2019 – 34,848 metres or $1.0 million) and 12,656 metres or $3.1 million worth of preparation tunnelling (Q1 Fiscal 2019 – 10,782 metres or $3.2 million) were completed and expensed as mining preparation costs. In addition, approximately 21,392 metres or $7.4 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2019 – 17,466 metres or $6.5 million) were completed and capitalized.

1.	Ying Mining District, Henan Province, China

Ying Mining District	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
Ore Mined (tonne)	176,584	111,032	174,152	180,662	156,730
Ore Milled (tonne)	177,681	107,039	184,684	172,200	155,929
Head Grades
Silver (gram/tonne)	330	324	296	308	323
Lead (%)	4.6	4.5	4.1	4.6	4.5
Zinc (%)	0.9	0.9	0.8	0.9	1.1
Recoveries
Silver (%)	95.8	95.5	95.6	96.1	96.0
Lead (%)	95.9	96.1	95.2	95.6	96.3
Zinc (%)	58.3	63.7	50.2	51.2	54.5
Metal Sales
Silver (in thousands of ounce)	1,662	1,141	1,545	1,765	1,313
Gold (in thousands of ounce)	1.0	0.7	1.1	1.0	0.7
Lead (in thousands of pound)	14,835	10,310	15,156	17,359	13,313
Zinc (in thousands of pound)	2,090	2,464	381	1,648	2,133
Cash mining costs ($ per tonne)	63.05	65.24	63.04	58.65	63.49
Shipping costs ($ per tonne)	4.04	3.97	4.27	4.26	4.31
Cash milling costs ($ per tonne)	9.15	12.57	10.49	8.54	10.30
Cash production costs ($ per tonne)	76.24	81.78	77.80	71.45	78.10
All-in sustaining production costs ($/tonne)	129.14	141.63	135.47	108.75	121.87

Cash costs per ounce of silver ($)	(1.44)	(3.02)	(1.74)	(2.80)	(6.25)
All-in sustaining costs per ounce of silver ($)	4.82	3.28	5.80	1.52	(0.28)

In Q1 Fiscal 2020, the total ore mined at the Ying Mining District was 176,584 tonnes, up 13% compared to 156,730 tonnes mined in the prior year quarter. Ore milled was 177,681 tonnes, up 14% compared to 155,929 tonnes in Q1 Fiscal 2019.

Head grades were 330 grams per ton (“g/t”) for silver, 4.6% for lead, and 0.9% for zinc, compared to 323 g/t for silver, 4.5% for lead, and 1.1% for zinc in the prior year quarter. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist and manage daily operations.

In Q1 Fiscal 2020, the Ying Mining District sold approximately 1.7 million ounces of silver, 14.8 million pounds of lead, and 2.1 million pounds of zinc, compared to 1.3 million ounces of silver, 13.3 million pounds of lead, and 2.1 million pounds of zinc in the prior year quarter. As at June 30, 2019, Ying Mining District had inventories of 4,208 tonnes of silver-lead concentrate and 200 tonnes of zinc concentrate, compared to 3,150 tonnes of silver-lead concentrate and 250 tonnes of zinc concentrate as at March 31, 2019.

Total and cash mining costs per tonne at the Ying Mining District in Q1 Fiscal 2020 were $91.47 and $63.05 per tonne, respectively, compared to $89.57 and $63.49 per tonne in the prior year quarter. The decrease in the per tonne cash mining cost was mainly due to i) lower per tonne fixed costs allocation resulting from the increase in ore mined, offset by ii) an overall 3% increase in mining contractors’ rate when the two-year term mining contracts were renewed in the current quarter.

Total and cash milling costs per tonne at the Ying Mining District in Q1 Fiscal 2020 were $10.93 and $9.15, compared to $12.60 and $10.30 in Q1 Fiscal 2019. The decrease of per tonne milling costs was mainly due to lower per tonne fixed costs allocation resulting from the increase in ore milled.

Correspondingly, the cash production cost per tonne of ore processed in Q1 Fiscal 2020 at the Ying Mining District was $76.24, compared to $78.10 in the prior year quarter.

Cash cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2020 at the Ying Mining District, was negative $1.44 compared to negative $6.25 in the prior year quarter. The increase was mainly due to a decrease of $4.53 per ounce of silver in by-product credits resulting from the decrease in metal prices and more silver sold. All-in sustaining cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2020 at the Ying Mining District was $4.82 compared to negative $0.28 in the prior year quarter. The increase was mainly due to higher cash cost per ounce of silver, net of by-product credits and an increase of $2.5 million in sustaining capital expenditures.

In Q1 Fiscal 2020, approximately 23,648 metres or $0.6 million worth of diamond drilling (Q1 Fiscal 2019 –26,849 metres or $0.6 million) and 6,395 metres or $1.7 million worth of preparation tunnelling (Q1 Fiscal 2019 – 5,541 metres or $1.6 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 20,895 metres or $7.1 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2019 – 16,928 metres or $6.0 million) were completed and capitalized.

2.	GC Mine, Guangdong Province, China

GC Mine	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019
	June 30, 2019	December 31, 2018	December 31, 2018	September 30, 2018	June 30, 2018
Ore Mined (tonne)	80,808	50,368	86,126	67,757	79,967
Ore Milled (tonne)	81,861	52,865	86,792	67,528	81,811
Head Grades
Silver (gram/tonne)	95	101	84	78	87
Lead (%)	1.9	1.8	1.6	1.4	1.3
Zinc (%)	3.4	3.3	3.1	2.8	2.9
Recovery Rates
Silver (%)	76.8	81.3	80.5	76.7	75.3
Lead (%)	88.7	91.5	916.0	91.2	87.1
Zinc (%)	85.7	85.7	85.5	83.3	84.8
Metal Sales
Silver (in thousands of ounce)	193	173	167	136	150
Lead (in thousands of pound)	3,007	2,360	2,644	2,063	1,583
Zinc (in thousands of pound)	5,244	4,874	3,730	3,240	4,244
Cash mining cost ($ per tonne)	38.83	40.58	34.17	41.25	36.78
Cash milling cost ($ per tonne)	13.85	18.52	14.08	11.45	14.46
Cash production cost ($ per tonne)	52.68	59.10	48.25	52.70	51.24
All-in sustaining production costs ($/tonne)	67.33	72.11	56.88	67.58	61.91

Cash cost per ounce of silver ($)	(8.38)	(10.23)	(12.32)	(10.81)	(18.81)
All-in sustaining cost per ounce of silver ($)	(0.96)	(4.97)	(6.54)	(2.03)	(11.36)

In Q1 Fiscal 2020, the total ore mined at the GC Mine was 80,808 tonnes compared to 79,967 tonnes in the prior year quarter. Ore milled was 81,861 tonnes compared to 81,811 tonnes in the prior year quarter.

Average head grades of ore processed at the GC Mine were 95 g/t for silver, 1.9% for lead, and 3.4% for zinc, compared to 87 g/t for silver, 1.3% for lead, and 2.9% for zinc in the prior year quarter. Recovery rates of ore processed were 76.8% for silver, 88.7% for lead, and 85.7% for zinc, compared to 75.3% for silver, 87.1% for lead, and 84.8% for zinc in Q1 Fiscal 2019.

In Q1 Fiscal 2020, GC Mine sold approximately 193,000 ounces of silver, 3.0 million pounds of lead, and 5.2 million pounds of zinc, compared to 150,000 thousand ounces of silver, 1.6 million pounds of lead, and 4.2 million pounds of zinc in the prior year quarter.

Total and cash mining costs per tonne at the GC Mine in Q1 Fiscal 2020 were $46.64 and $38.83 per tonne, an increase of 5% and 6% respectively, compared to $44.62 and $36.78 per tonne, respectively, in Q1 Fiscal 2019. The increase in the cash mining cost was mainly due to an increase of $2.63 per tonne in mining contractors’ cost resulting from more ore mined using re-suing mining method. Total and cash milling cost per tonne at the GC Mine in Q1 Fiscal 2020 were $15.88 and $13.85, a decrease of 7% and 4%, respectively, compared to $17.14 and $14.46, respectively, in Q1 Fiscal 2019.

Correspondingly, the cash production cost per tonne of ore processed in Q1 Fiscal 2020 at the GC Mine was $52.68, an increase of 3% compared to $51.24 in the prior year quarter.

Cash cost per ounce of silver, net of by-product credits, at the GC Mine, was negative $8.38 compared to negative $18.81 in the prior year quarter. The increase was mainly due to a decrease of $13.61 per ounce of silver in by-product credits resulting from the decrease in metal prices and more silver sold. All-in sustaining cost per ounce of silver, net of by-product credits, in Q1 Fiscal 2020 at the GC Mine was negative $0.96 compared to negative $11.36 in the prior year quarter. The increase was mainly due to the increase in the cash cost per ounce of silver, net of by-product credits, as discussed above.

In Q1 Fiscal 2020, approximately 7,970 metres or $0.3 million worth of underground diamond drilling (Q1 Fiscal 2019 – 7,999 metres or $0.4 million) and 6,261 metres or $1.4 million worth of tunnelling (Q1 Fiscal 2019 – 5,241 metres or $1.6 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 497 metres or $0.3 million worth of horizontal tunnels, raises, ramps and declines (Q1 Fiscal 2019 – 538 metres or $0.5 million) were completed and capitalized.

3.	XHP Project, Henan Province, China

In April 2019, Henan Found, the Company’s 77.5% owned subsidiary, entered into a share transfer agreement (the “Agreement”) with an arm’s-length private Chinese company to dispose of the XHP Project. Pursuant to the Agreement, Henan Found sold its 100% equity interest in SX Gold, the holding company of the XHP Project, for $7.3 million (RMB ¥50 million), and forgave the amount of $1.1 million (RMB ¥7.5 million ) SX Gold owes to Henan Found. The transaction was completed and a gain of $1.5 million was recognized in Q1 Fiscal 2020.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company’s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397

Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at June 30,	As at March 31,
	2019	2019
ASSETS
Current Assets
Cash and cash equivalents	$49,323	$67,441
Short-term investments	71,712	47,836
Trade and other receivables	3,345	467
Current portion of lease receivable	120	-
Inventories	10,409	10,836
Due from related parties	3,022	3,022
Income tax receivable	5,222	1,301
Prepaids and deposits	2,755	3,958
	145,908	134,861

Non-current Assets
Long-term prepaids and deposits	567	769
Long-term portion lease receivable	310	-
Reclamation deposits	7,781	7,953
Investment in an associate	42,706	38,703
Other investments	10,720	9,253
Plant and equipment	69,323	68,617
Mineral rights and properties	228,386	238,920
TOTAL ASSETS	$505,701	$499,076

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$27,293	$29,856
Current portion of lease obligation	603	-
Bank loan	-	4,475
Deposits received	2,889	3,040
Income tax payable	4,343	502
	35,128	37,873

Non-current Liabilities
Long-term portion of lease obligation	2,048	-
Deferred income tax liabilities	31,336	34,334
Environmental rehabilitation	13,189	13,688
Total Liabilities	81,701	85,895

Equity
Share capital	231,563	231,269
Share option reserve	16,149	15,898
Reserves	25,409	25,409
Accumulated other comprehensive loss	(44,542)	(41,864)
Retained earnings	126,393	116,734
Total equity attributable to the equity holders of the Company	354,972	347,446

Non-controlling interests	69,028	65,735
Total Equity	424,000	413,181

TOTAL LIABILITIES AND EQUITY	$505,701	$499,076

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

		Three Months Ended June 30,
	Notes	2019	2018

Sales	18 (c)	$45,576	$45,125
Cost of sales
Production costs		18,000	14,277
Mineral resource taxes		1,251	1,249
Depreciation and amortization		5,869	4,748
		25,120	20,274
Gross profit		20,456	24,851

General and administrative	13	4,548	4,472
Government fees and other taxes	14	594	802
Foreign exchange loss (gain)		854	(788)
Loss on disposal of plant and equipment	5	142	10
Gain on disposal of mineral rights and properties	6	(1,477)	-
Share of loss in associate	3	281	279
Dilution gain on investment in associate	3	(723)	-
Reclassification of other comprehensive income upon ownership dilution of investment in associate	3	(21)	-
Other expense		199	63
Income from operations		16,059	20,013

Finance income	15	929	796
Finance costs	15	(175)	(134)
Income before income taxes		16,813	20,675

Income tax (recovery) expense	16	(488)	6,498
Net income		$17,301	$14,177

Attributable to:
Equity holders of the Company		$12,607	$10,921
Non-controlling interests	11	4,694	3,256
		$17,301	$14,177

Earnings per share attributable to the equity holders of the Company
Basic earnings per share		$0.07	$0.07
Diluted earnings per share		$0.07	$0.06
Weighted Average Number of Shares Outstanding - Basic		169,991,268	167,263,945
Weighted Average Number of Shares Outstanding - Diluted		170,753,967	170,230,705

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

		Three Months Ended June 30,
	Notes	2019	2018
Cash provided by
Operating activities
Net income		$17,301	$14,177
Add (deduct) items not affecting cash:
Finance costs	15	175	134
Depreciation, amortization and depletion		6,220	5,053
Share of loss in associate	3	281	279
Dilution gain on investment in associate	3	(723)	-
Reclassification of other comprehensive loss upon ownership
dilution of investment in associate	3	(21)	-
Income tax expense	16	(488)	6,498
Finance income	15	(929)	(796)
Loss on disposal of plant and equipment	5	142	10
Gain on disposal of mineral rights and properties	6	(1,477)	-
Share-based compensation		325	456
Reclamation expenditures and deposits		(17)	(4)
Income taxes paid		(1,919)	(3,088)
Interest received		929	796
Interest paid		(73)	-
Changes in non-cash operating working capital	19	155	(2,367)
Net cash provided by operating activities		19,881	21,148

Investing activities
Mineral rights and properties
Capital expenditures		(6,770)	(5,729)
Proceeds on disposals	6	4,691	-
Plant and equipment
Additions		(2,171)	(1,221)
Proceeds on disposals	5	1	27
Investment in associate	3	(3,023)	-
Net redemption (purchases) of short-term investments		(24,075)	13,262
Principal received on lease receivable	8	27	-
Net cash (used in) provided by investing activities		(31,320)	6,339

Financing activities
Bank loan
Proceeds	7	-	4,527
Repayment	7	(4,369)	-
Principal payments on lease obligation	8	(101)	-
Non-controlling interests
Distribution	11	-	(3,329)
Cash dividends distributed	9 (c)	(2,125)	(2,095)
Proceeds from issuance of common shares		220	502
Net cash used in financing activities		(6,375)	(395)
Effect of exchange rate changes on cash and cash equivalents		(304)	(3,422)

(Decrease) increase in cash and cash equivalents		(18,118)	23,670

Cash and cash equivalents, beginning of the period		67,441	49,199
Cash and cash equivalents, end of the period		$49,323	$72,869

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Consolidated		Three months ended June 30,
		2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	257,392	236,697	9%
	Ore Milled (tonne)	259,542	237,740	9%

	Head Grades
	Silver (gram/tonne)	254	242	5%
	Lead (%)	3.7	3.4	10%
	Zinc (%)	1.7	1.7	0%

	Recovery Rates
	Silver (%)	93.5	93.4	0%
	Lead (%)	94.8	95.1	0%
	Zinc (%)	75.7	72.3	5%

Cost Data
+	Mining cost per tonne of ore mined ($)	77.40	74.39	4%
	Cash mining cost per tonne of ore mined ($)	55.45	54.47	2%
	Depreciation and amoritzation charges per tonne of ore mined ($)	21.95	19.92	10%

+	Unit shipping costs ($)	2.77	2.85	-3%

+	Milling costs per tonne of ore milled ($)	12.49	14.16	-12%
	Cash milling costs per tonne of ore milled ($)	10.63	11.73	-9%
	Depreciation and amoritzation charges per tonne of ore milled ($)	1.86	2.43	-23%

+	Cash production cost per tonne of ore processed ($)	68.85	69.05	0%
+	All-in sustaining cost per tonne of ore processed ($)	120.16	112.67	7%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(2.17)	(7.54)	-71%
+	All-in sustaining cost per ounce of silver, net of by-product credits ($)	5.69	0.41	1288%

Concentrate inventory
	Lead concentrate (tonne)	4,247	5,650	-25%
	Zinc concentrate (tonne)	285	380	-25%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,855	1,463	27%
	Gold (in thousands of ounces)	1.0	0.7	43%
	Lead (in thousands of pounds)	17,842	14,896	20%
	Zinc (in thousands of pounds)	7,334	6,377	15%

Revenue
	Silver (in thousands of $)	23,558	19,823	19%
	Gold (in thousands of $)	1,082	692	56%
	Lead (in thousands of $)	15,178	17,051	-11%
	Zinc (in thousands of $)	5,152	7,412	-30%
	Other (in thousands of $)	606	147	312%
		45,576	45,125	1%

Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	12.70	13.55	-6%
	Gold ($ per ounce)	1,082	989	9%
	Lead ($ per pound)	0.85	1.14	-25%
	Zinc ($ per pound)	0.70	1.16	-40%

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

Ying Mining District		Three months ended June 30,
		2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	176,584	156,730	13%
	Ore Milled (tonne)	177,681	155,929	14%

	Head Grades
	Silver (gram/tonne)	330	323	2%
	Lead (%)	4.6	4.5	3%
	Zinc (%)	0.9	1.1	-16%

	Recovery Rates
	Silver (%)	95.8	96.0	0%
	Lead (%)	95.9	96.3	0%
	Zinc (%)	58.3	54.5	7%

Cost Data
+	Mining cost per tonne of ore mined ($)	91.47	89.57	2%
	Cash mining cost per tonne of ore mined ($)	63.05	63.49	-1%
	Depreciation and amoritzation charges per tonne of ore mined ($)	28.42	26.08	9%

+	Unit shipping costs ($)	4.04	4.31	-6%

+	Milling costs per tonne of ore milled ($)	10.93	12.60	-13%
	Cash milling cost per tonne of ore milled ($)	9.15	10.30	-11%
	Depreciation and amoritzationation charges per tonne of ore milled ($)	1.78	2.30	-23%

+	Cash production cost per tonne of ore processed ($)	76.24	78.10	-2%
+	All-in sustaining cost per tonne of ore processed ($)	129.14	121.87	6%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(1.44)	(6.25)	-77%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	4.82	(0.28)	-1821%

Concentrate inventory
	Lead concentrate (tonne)	4,208	5,250	-20%
	Zinc concentrate (tonne)	200	200	0%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	1,662	1,313	27%
	Gold (in thousands of ounces)	1.0	0.7	43%
	Lead (in thousands of pounds)	14,835	13,313	11%
	Zinc (in thousands of pounds)	2,090	2,133	-2%

Revenue
	Silver (in thousands of $)	21,730	18,350	18%
	Gold (in thousands of $)	1,082	692	56%
	Lead (in thousands of $)	12,693	15,275	-17%
	Zinc (in thousands of $)	1,664	2,516	-34%
	Other (in thousands of $)	605	134	351%
		37,774	36,967	2%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce)	13.07	13.98	-7%
	Gold ($ per ounce)	1,082	989	9%
	Lead ($ per pound)	0.86	1.15	-25%
	Zinc ($ per pound)	0.80	1.18	-32%

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

GC Mine		Three months ended June 30
		2019	2018	Changes

Production Data
Mine Data
	Ore Mined (tonne)	80,808	79,967	1%
	Ore Milled (tonne)	81,861	81,811	0%

	Head Grades
	Silver (gram/tonne)	95	87	9%
	Lead (%)	1.9	1.3	42%
	Zinc (%)	3.4	2.9	16%

	Recovery Rates
	Silver (%) *	76.8	75.3	2%
	Lead (%)	88.7	87.1	2%
	Zinc (%)	85.7	84.8	1%

Cost Data
+	Mining cost per tonne of ore mined ($)	46.64	44.62	5%
	Cash mining cost per tonne of ore mined ($)	38.83	36.78	6%
	Depreciation and amoritzation charges per tonne of ore mined ($)	7.81	7.84	0%

+	Milling cost per tonne of ore milled ($)	15.88	17.14	-7%
	Cash milling cost per tonne of ore milled ($)	13.85	14.46	-4%
	Depreciation and amoritzation charges per tonne of ore milled ($)	2.03	2.68	-24%

+	Cash production cost per tonne of ore processed ($)	52.68	51.24	3%
+	All-in sustaining cost per tonne of ore processed ($)	67.33	61.91	9%

+	Cash cost per ounce of Silver, net of by-product credits ($)	(8.38)	(18.81)	-55%
+	All-in sustaining cost per ounce of Silver, net of by-product credits ($)	(0.96)	(11.36)	-92%

Concentrate inventory
	Lead concentrate (tonne)	39	400	-90%
	Zinc concentrate (tonne)	85	180	-53%

Sales Data
Metal Sales
	Silver (in thousands of ounces)	193	150	29%
	Lead (in thousands of pounds)	3,007	1,583	90%
	Zinc (in thousands of pounds)	5,244	4,244	24%

Revenue
	Silver (in thousands of $)	1,828	1,473	24%
	Lead (in thousands of $)	2,485	1,776	40%
	Zinc (in thousands of $)	3,488	4,896	-29%
	Other (in thousands of $)	1	13	-92%
		7,802	8,158	-4%
Average Selling Price, Net of Value Added Tax and Smelter Charges
	Silver ($ per ounce) **	9.47	9.82	-4%
	Lead ($ per pound)	0.83	1.12	-26%
	Zinc ($ per pound)	0.67	1.15	-42%

* Silver recovery rate consists of 54.24% from lead concentrates (Q1 Fiscal 2019 - 49.6%) and 22.58% from zinc concentrates (Q1 Fiscal 2019 - 25.7%).
** GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.